11019707

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
WASH., D.C.

SEC FILE NUMBER
8- 42445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pentegra Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 Corporate Park Drive 4th Floor
(No. and Street)

White Plains (City) NY (State) 10604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen P. Pollak (914) 821-9569
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker
(Name – *if individual, state last, first, middle name*)

100 Middle Street (Address) Portland (City) ME (State) 04101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen P. Pollak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pentegra Distributors, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KAREN E. PERRY
Notary Public, State of New York
No. 5034157
Qualified in Westchester County
Commission Expires 10/4/14

Karen E. Perry
Notary Public

Signature

Executive Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (p) Independent Accountants' Report on Applying Agreed-Upon Procedures Related to An Entities SIPC Assessment Reconciliation

BERRY.DUNN.MCNEIL & PARKER
BDMP
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

We have audited the accompanying statement of financial condition of Pentegra Distributors, Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Pentegra Distributors, Inc. at December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 24, 2011

PORTLAND, ME · BANGOR, ME · MANCHESTER, NH
WWW.BDMP.COM

Pentegra Distributors, Inc.

Statement of Financial Condition

December 31, 2010

Assets:		
Cash	$	94,142
Fees receivable		1,862
Prepaid expenses		32,544
Security deposit		10,509
Total assets	$	139,057
Liabilities and shareholder's equity:		
Due to parent	$	23,814
Accounts payable and accrued expenses		28,619
Total liabilities		52,433
Commitments and contingencies (Notes 2, 3 and 6)		
Shareholder's equity:		
Common stock, $.01 par value; 100 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		25,351
Retained earnings		61,272
Total shareholder's equity		86,624
Total liabilities and shareholder's equity	$	139,057

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.

Statement of Operations

Year Ended December 31, 2010

Revenue:		
Distribution fees	$	141,583
Other service income		117,682
Interest income		5
Total revenue		259,270
Expenses:		
Compensation and benefits		183,009
Professional fees		29,756
Regulatory fees		34,724
Facilities		20,006
Other		29,993
Total expenses		297,488
Loss before income tax expense		(38,218)
Income tax expense		603
Net loss	$	(38,821)

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2010

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, December 31, 2009	100	$ 1	$ 25,351	$ 100,093	$ 125,445
Net loss	-	-	-	(38,821)	(38,821)
Balance, December 31, 2010	100	$ 1	$ 25,351	$ 61,272	$ 86,624

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows used in operating activities		
Net loss	$	(38,821)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in fees receivable		28,300
Increase in prepaid expenses		(958)
Increase in security deposit		(6)
Decrease in accounts payable and accrued expenses		(230)
Net cash used in operating activities		(11,715)
Net cash provided by financing activities:		
Increase in due to Parent		26,964
Net cash provided by financing activities		26,964
Net increase in cash		15,249
Cash at beginning of year		78,893
Cash at end of year	$	94,142
Cash paid for income taxes	$	603

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.
Notes to Financial Statements
December 31, 2010

1. Nature of Business and Summary of Significant Accounting Policies

Organization

Pentegra Distributors, Inc. (the "Company"), a wholly owned subsidiary of Pentegra Services, Inc. (the "Parent"), is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Municipal Securities Rulemaking Board.

Principal Business Activities

The Company is the principal distributor for RSI Retirement Trust (the "Trust"), a New York common law trust. The Company also has sales distribution agreements with a number of U.S. based mutual funds in connection with the sale of retirement plans and several Section 529 qualified tuition programs.

Financial Statement Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenues are generally recognized on the accrual basis in the period services are performed. Revenues received in advance under service contracts are recognized on a straight-line basis over the term of the contract.

Fees Receivable and Allowance for Doubtful Accounts

The Company's fees receivable are recorded at amounts billed to customers. Uncollected amounts as of the date of the statement of financial condition, if any, are reported net of an allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivable, current economic conditions, historical losses and other information management obtains regarding the financial condition of the customer. Receivables are deemed past due when they are uncollected beyond their contractual term. Receivables are charged off when they are deemed uncollectible, which may arise when a customer files for bankruptcy or is otherwise deemed unable to pay the amounts owed to the Company.

Income Taxes

The Company is included in consolidated U.S. federal and state income tax returns with its Parent. The Parent allocates income taxes to its subsidiaries as if the subsidiary filed as a separate taxpayer. The Company has provided for federal and state income taxes for the year.

Cash

Cash consists of bank deposits. The carrying amount approximates fair value because of the short maturity of this instrument.

Major Customer
For the year ended December 31, 2010, one agreement accounted for approximately 51% of the fees earned. The Company has an agreement with Reliance Trust Company ("RTC") whereby the Company is paid 98.50% of the fees collected by RTC for accounts in which the assets of the Company's customers are invested.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $41,709, which was $36,709 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.26 to 1.

3. Related Party Transactions

Under an Expense Allocation and Services Fee Agreement with the Parent, effective October 1, 2010, the Company is charged a share of the expenses paid by the Parent proportional to the benefits the Company derives from the services provided by shared employees, plus a commensurate share of the combined overhead of the Company, the Parent and the Parent's other subsidiaries. In addition, the Parent will pay the Company a services fee of ten basis points of the fair value of all regulated investment company share assets administered by the Parent on the last day of each month. These service fees are for all services provided by registered personnel of the Company in connection with the distribution of regulated investment company shares through tax-qualified and other plans and arrangements sponsored by clients of the Parent. Revenue generated from service fees under this agreement of $117,682 are included in other service income on the statement of operations.

Expenses allocated under this agreement of approximately $199,600 are included in compensation and benefits, professional fees, facilities and other expenses in the accompanying statement of operations. In addition, the Parent acts as payment agent for the Company, disbursing certain other expenses of the Company, which then reimburses the amounts paid generally not later than the month following the payment. Such reimbursements for the year ended December 31, 2010 amounted to approximately $97,900.

At December 31, 2010, the Company owed the Parent $23,814.

The Parent also maintains a policy of funding the Company's losses, if any, through capital contributions.

4. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis. There are no material deferred taxes. The current income tax expense is as follows:

Federal	$	-
State and local		603
	$	603

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, defines the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company's financial statements. Topic 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The Company has adopted these provisions and there was no material effect on the financial statements. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2007 through 2009.

5. Subsequent Events

In May 2009, the FASB issued FASB ASC Topic 855, *Subsequent Events*, which establishes general standards of, and accounting for and disclosure of, events that occur after the balance sheet date but before financial statements are issued. This guidance was effective for interim and annual periods ending after June 15, 2009. Management has evaluated subsequent events through February 24, 2011, which is the date the financial statements were available to be issued. No events occurred requiring recognition or disclosure, except for a legal settlement as disclosed in Note 6.

6. Legal Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Company's financial statements.

At December 31, 2010, the Parent was involved in two litigations centered around business activities of the Company and another subsidiary. At December 31, 2010, it was not possible to determine the conclusion of these litigations. However, one of these litigations was settled for $190,000 on January 18, 2011. The Parent has paid approximately $60,000 of this settlement. No costs related to this settlement will be incurred by the Company.

Pentegra Distributors, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2010

Computation of net capital

Total shareholder's equity	$	86,624
Less: Non-allowable assets		44,915
Tentative Minimum Net Capital		41,709
Less: Haircut on securities		-
Net Capital		41,709
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $52,433 or $5,000, whichever is greater		5,000
Excess net capital	$	36,709
Aggregate indebtedness	$	52,433
Ratio of aggregate indebtness to net capital		1.26 to 1

The computation of net capital above does not materially differ from that reported by the Company in Part II of the Focus Report on Form X-17A at December 31, 2010.

PENTEGRA DISTRIBUTORS, INC.

Schedule II

Statement Pursuant to Rule 15c3-3

December 31, 2010

For the year ended December 31, 2010, the brokerage transactions of the Company were limited to the sale and redemption of redeemable securities of RSI Retirement Trust and other registered investment companies or interests and the Company is, therefore, exempt from Rule 15c3-3 (subparagraph (k)(1)).

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

In planning and performing our audit of the financial statements of Pentegra Distributors, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors and Shareholder
Pentegra Distributors, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 24, 2011

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Pentegra Distributors, Inc. (the Company), the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA) and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, *no payment due in current year due to overpayment from previous SIPC – 6 filing;*

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 less revenues reported on the FOCUS reports for the period from January 1, 2010 to December 31, 2010, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, *noting no differences*;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, *no adjustments noted;*

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, *noting no differences*;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, *noting no differences.*

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

February 24, 2011

OFFICES:

100 MIDDLE STREET, PO BOX 1100
PORTLAND, ME 04104-1100
(207) 775-2387
FAX (207) 774-2375

36 PLEASANT STREET
BANGOR, ME 04401-6494
(207) 942-1600
FAX (207) 942-9278

1000 ELM STREET, 15TH FLOOR
MANCHESTER, NH 03101-1730
(603) 669-7337
FAX (603) 666-4755

60 STATE STREET, SUITE 700
BOSTON, MA 02109
(617) 878-2175
FAX (617) 371-2950

WWW.BDMP.COM

PENTEGRA DISTRIBUTORS, INC.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of and for the year ended December 31, 2010

PENTEGRA DISTRIBUTORS, INC.

Financial Statements and
Supplemental Information

As of and for the Year ended December 31, 2010

Contents